June 13, 2007 By EDGAR Transmission	Peter N. Handrinos +1 617 526 6158 (t) +1 617 526 5000 (f) peter.handrinos@wilmerhale.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, DC 20549
Attention: Larry Spirgel

Re:	Airvana, Inc. Amendment No. 1 to Registration Statement on Form S-1 File Number 333-142210 As amended on May 30, 2007
Ladies and Gentlemen:
On behalf of Airvana, Inc. (“Airvana” or the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”). This Amendment No. 2 is being filed in response to comments contained in a letter dated June 7, 2007 (the “Letter”) from Larry Spirgel, Esq. of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Randall S. Battat, President and Chief Executive Officer of Airvana. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 2.
Dividend Policy, page 22
1.	We note your response to prior comment 9. Further revise this section to make clear why the board declared the special dividend prior to the IPO, and why it has decided against dividends in the future. Discuss why the board decided to pay the special dividend in lieu of reinvesting the cash in the expansion of the company’s business (its current strategy).
Response:	The Company has revised the disclosure on page 22 of Amendment No. 2 in response to the Staff’s comment to indicate that because the Company had a significant cash balance, expected to generate additional cash flow from operations and did not expect to require for the foreseeable future the cash paid as the dividend, the Board of Directors declared the special cash dividend to provide stockholders, who have had limited opportunity for liquidity, a return on their investment. Based upon the Company’s current financial plans and future cash projections, the Company does not expect to pay any cash dividends for the foreseeable future.
Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
Baltimore     Beijing      Berlin      Boston      Brussels      London      New York      Oxford     Palo Alto      Waltham      Washington

Securities and Exchange Commission
June 13, 2007

Selected Consolidated Financial Data, page 26
2.	We note your response to prior comment 10. We believe that the explanation included in your response would be helpful to an investor. Please revise Note 1 on page 28 and in the Summary Consolidated Data section on page 6 to address the difference in net income included in included in the calculation of pro forma earnings per share.
Response:	The Company has revised the disclosure on pages 6 and 28 of Amendment No. 2 in response to the Staff’s comment to include an explanation based on its previous response.
Key Elements of Financial Performance, page 32
Product and Service Billings, page 33
3.	We note your added disclosure in response to prior comment 15. Confirm that no disclosure is required by Item 10(e)(i)(D) of Regulation S-K.
Response:	The Company believes that the disclosure required by Item 10(e) of Regulation S-K is contained in the first paragraph under the heading “Product and Service Billings” on page 33 of Amendment No. 2.
Stock-based Compensation, page 40
4.	We refer to your discussion of the additional valuations performed in April and May of 2007. In addition to providing the components of change in the valuation analysis, please revise to explain which of these factors contributed to the decrease in fair value of your common stock from the March 22, 2007 valuation and why.
Response:	The Company has revised the disclosure on page 40 of Amendment No. 2 in response to the Staff’s comment to indicate that the decrease in the fair value of the Company’s common stock from the March 22, 2007 valuation was due primarily to the payment of an aggregate of $72.7 million for the special dividend on April 5, 2007, which was partially offset by the increase in probability weighting for the most likely liquidity event of an initial public offering from 55% to 70%.

Securities and Exchange Commission
June 13, 2007

Executive Compensation, page 74
Compensation Discussion and Analysis, page 74
5.	We note your response to prior comment 26. Further revise your disclosure to identify the companies used in the compensation composite.
Response:	The Company supplementally advises the Staff that the market surveys used by The Wilson Group to create a compensation composite for the Company’s compensation committee do not reveal the identity of the subject companies that are included within each applicable study.
6.	We note your added disclosures in response to prior comment 29. Please further revise to identify the objectives that were underachieved for each named executive officer.
Response:	The Company has revised the disclosure on pages 76 and 77 of Amendment No. 2 in response to the Staff’s comment to identify the objectives that were underachieved by each named executive officer.
7.	We note the additional bonus payment of $14,480 paid to Mr. Battat in 2006. Identify what accomplishments the board considered in determining his “outstanding contribution.”
Response:	The Company has revised the disclosure on page 76 of Amendment No. 2 in response to the Staff’s comment to indicate that the board awarded Mr. Battat an additional discretionary bonus of $14,480 in recognition of his overall performance and leadership in 2006, resulting in a total annual incentive bonus of $150,000.
Financial Statements
Note 10. The 2000 Stock Incentive Plan, page F-21
8.	We note that you refer to an independent third party valuation specialist. While you are not required to make reference to independent valuations, when you do, you should disclose the name of the expert and include the consent of the expert since the reference is made in a 1933 Act filing.
Response:	The Company has revised the disclosure on pages 39, 40 and F-25 of Amendment No. 2 in response to the Staff’s comment by deleting all references to an independent third party valuation specialist.

Securities and Exchange Commission
June 13, 2007

Note 15 Special Cash Dividend, page F-29
9.	We note your response to prior comment 42 and the revised disclosures in Note 15. Please provide the fair value calculations for options granted August 21, 2006 to demonstrate how you determined that the fair value of the stock option grants was the same on a pre and post-modification basis.
Response:	The Company supplementally provides the following fair value calculations for options granted on August 21, 2006 using the Black-Scholes options pricing model in response to the Staff’s comment:
Estimated Fair Value Prior the Modification:
Assumptions used:
•	Volatility = 78%

•	Expected Life = 5.9 years

•	Risk free interest rate = 4.50%

•	Strike price = $2.25

•	March 22, 2007 FMV of Common Stock = $5.30
Calculated Fair Value per share = $4.3480
$4.3480/sh x 1,748,250 options granted = $7,601,391 total fair value
Estimated Fair Value After the Modification:
Assumptions used:
•	Volatility = 78%

•	Expected Life = 5.9 years

•	Risk free interest rate = 4.50%

•	Strike price = $2.25 x .8113 dividend rate = $1.8255

•	March 22, 2007 FMV of Common Stock = $5.30 x .8113 dividend rate = $4.2999

•	Options granted = 1,748,250 x 1.2326 dividend rate = 2,154,789*
Calculated Fair Value per share = $3.5275
$3.5275/sh x 2,154,789 options granted = $7,601,018 total fair value
* Note number calculated by adding individual grants as adjusted, not by merely adjusting the total number of options.

Securities and Exchange Commission
June 13, 2007

* * * *
If you have any questions or comments regarding Amendment No. 2 or the foregoing, please telephone either the undersigned at the telephone number indicated above, or Mark G. Borden or Tod K. Reichert of this firm at (617) 526-6000.
Very truly yours,
/s/ Peter N. Handrinos
Peter N. Handrinos
Enclosures

cc:	Terry French Christine Adams John Zitko Randall S. Battat Jeffrey D. Glidden Mark G. Borden Tod K. Reichert